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                          May 27, 2020

       Keith L. Belknap
       Executive Vice President and General Counsel
       Beazer Homes USA, Inc.
       1000 Abernathy Road, Suite 260
       Atlanta, Georgia 30328

                                                        Re: Beazer Homes USA,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 19, 2020
                                                            File No. 333-238487

       Dear Mr. Belknap:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Elizabeth Morgan